July 20, 2016

Via Edgar
Ms. Shannon Sobotka
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Sovran Self Storage, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 1-13820

Dear Ms. Sobotka:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Sovran Self Storage, Inc. (the "Company") dated July 7, 2016.

Item 8. Financial Statements and Supplementary Data

Note 4. Investment in Storage Facilities, page 53

1.
We note that you include unaudited pro forma information related to the 33 properties acquired during fiscal year 2014.  However it does not appear that similar information was provided for the 27 properties acquired in fiscal year 2015.  Please tell us how you have complied with the requirements in paragraphs 2 and 3 of ASC 805-10-50.

Response:
Seven of the 27 properties acquired in fiscal year 2015 did not meet the definition of a "business" at the date of acquisition as defined and described in ASC 805-10-55-4 through 55-9. As disclosed in Note 4 to the consolidated financial statements, these seven transactions were each accounted for as acquisitions of assets and therefore were not subject to the disclosure requirements in ASC 805-10-50.  Three of these seven properties were newly constructed properties acquired from unrelated real estate developers.  These three properties had not been operated by the developers and did not have any customers at the time they were acquired by the Company.  These properties were therefore accounted for as acquisitions of assets as the Company acquired only the real estate and did not acquire any operations, customer lists, processes, employees or technology.  The remaining four properties that did not meet the definition of a business were properties that had previously been leased by the Company under an operating lease since November 2013 and were purchased by the Company in 2015.  These properties did not meet the definition of a business combination as the Company had already operated these properties and established the customer base since November 2013.  The only assets that the Company did not have title to prior to purchase were the land, building and equipment.  The Company did not acquire any processes, employees or technology as part of these purchases.

Regarding the remaining 20 properties acquired in 2015 and accounted for as business combinations, management of the Company completed an assessment in 2015 and concluded that these business combinations were immaterial both individually and collectively based on certain quantitative and qualitative considerations described further below.  We considered materiality within the context of Rule 1-02(o) of Regulation S-X and SEC Staff Accounting Bulletin: No. 99 – Materiality.  Therefore the disclosures required by (e) through (h) of ASC 805-10-50-2 did not apply.

For purposes of determining whether the 20 properties acquired in fiscal 2015 and accounted for as business combinations were material either individually or collectively, we assessed materiality in terms of what an average prudent investor ought reasonably to be informed. We considered both qualitative and quantitative factors in making this assessment. The aggregate purchase price of the 20 acquired properties totaled $135.3 million or 7.3% of our total consolidated assets as of December 31, 2014, with the largest individual business combination transaction being the acquisition of a portfolio of seven properties for a purchase price of $47.8 million or 2.6% of our total consolidated assets as of December 31, 2014.  Additional quantitative considerations include comparing certain financial metrics of the 20 acquired properties to the consolidated Company.  Such considerations are as follows*:

EBITDA of Acquirees vs Consolidated EBITDA	5.4%
Cost of Assets Acquired vs Consolidated Investment in Storage Facilities	6.2%
Cost of Acquisitions vs Consolidated Enterprise Value**	3.6%
Revenues of Acquirees vs Consolidated Revenues	4.7%
Square Footage of Acquirees vs Consolidated Square Footage owned	6.2%
Number of Properties Acquired vs Total Stores owned	4.6

*   Consolidated amounts are as of and for the year ended December 31, 2014 and exclude amounts related to the 20 acquired properties.  Square Footage of Acquirees, Number of Properties Acquired, Cost of Acquisitions and Cost of Assets Acquired are as of the date of acquisition.  EBITDA of Acquirees and Revenues of Acquirees are based on projections for the first year following the acquisition.

** Consolidated Enterprise Value is equivalent to the sum of the Company's market capitalization and total debt outstanding at December 31, 2014.

From a qualitative perspective, none of the acquisitions were strategic and management did not describe the purchase of the properties in its fiscal 2015 Annual Report on Form 10-K or in any other filings as anything other than purchases in the ordinary course of business.  Further, the following factors were also considered when assessing the significance of the acquired properties:

•
The Company treated the acquisitions as part of its regular and ordinary business. All acquired properties were immediately rebranded as "Uncle Bob's Self Storage" facilities and were integrated into the Company's operating platform with minimal disruption within the fiscal quarter in which they were acquired.

•	Tenants at the acquired properties were subject to the same lease terms as those of existing tenants at the Company's other properties.
•
The 20 acquired properties that meet the definition of a "business" at the date of acquisition as defined and described in ASC 805-10-55-4 through 55-9 were located in markets in which the Company had a preexisting presence.  Further, the size, occupancy and general nature of the tenants that rent spaces at the 20 acquired properties were generally reflective of the Company's existing portfolio of owned properties.

•
The 20 acquired properties were reflective of the disclosures made by the Company in previous filings and in separate sections of the Form 10-K (e.g. "Investment Policy" in Item 1 and "Future Acquisition and Development Plans" in Item 7) as the types of properties that the Company targets for acquisition.

Schedule III – Combined Real Estate and Accumulated Depreciation, page 78

2.
Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

Response:
The Company has omitted the disclosure of the aggregate cost for Federal income tax purposes of the Company's real estate assets because the difference between the disclosed gross amount at which the assets were carried at the close of the period and the aggregate cost for Federal income tax purposes is not considered to be material.  We considered materiality within the context of Rule 1-02(o) of Regulation S-X and SEC Staff Accounting Bulletin: No. 99 – Materiality. The aggregate cost for Federal income tax purposes at December 31, 2015 was $2,501,705,000 which is $10,003,000 or 0.4% in excess of the disclosed gross amount at which the assets were carried of $2,491,702,000.

In our future Form 10-K reports, commencing with our Annual Report on Form 10-K for the year ended December 31, 2016, we will disclose the aggregate cost of the Company's real estate assets for Federal income tax purposes in accordance with footnote 6 to Rule 12-28 of Regulation S-X.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Further, the Company understands that staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments on the enclosed, or need for further information, please feel free to call me at (716) 650-6144.

Sincerely yours, /s/ Andrew J. Gregoire Andrew J. Gregoire Chief Financial Officer